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                                                                    Exhibit 99.1

                           Alestra, S. de R.L. de C.V.
    Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
                            (18 U.S.C. Section 1350)

         Pursuant to the requirements of Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Sections 1350(a) and (b)), the undersigned hereby certifies as follows:

1. I am the Chief Executive Officer of Alestra, S. de R.L. de C.V. (the "Company").

2.       To the best of my knowledge:

         (A) The Company's Report of Foreign Private Issuer on Form 6K, to which this Certification, in the form filed with the Securities and Exchange Commission (the "Report") is an exhibit fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"); and

         (B) The information in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


Dated:   August 30, 2002




                                             /s/ Rolando Zubiran Shetler
                                             ---------------------------
                                             Rolando Zubiran Shetler
                                             Chief Executive Officer